Contact

www.linkedin.com/in/liz-butts-00b7918a (LinkedIn)

Liz Butts

Founder & CEO at Sprinkle Pop

Houston, Texas, United States

Summary

www.sprinklepop.shop

Experience

SprinklePop

Founder & CEO

March 2017 - Present (7 years 6 months)

Houston, Texas Area

Sprinkle Pop manufactures artisan sprinkle mixes in a variety of beautiful color combinations.

Par Pacific Holdings, Inc.

7 years 5 months

Senior Credit Analyst

June 2016 - December 2017 (1 year 7 months)

Houston, Texas Area

Treasury Manager

August 2010 - June 2016 (5 years 11 months)

Houston, Texas

Education

University of Houston

Bachelor of Business Administration (B.B.A.), Finance - Global Energy Management · (2006 - 2009)